MAIL STOP 3561



      	May 15, 2006


Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017


      Re:	Stoneleigh Partners Acquisition Corp.
      Registration Statement on Form S-1
   File No. 333-133235
		Filed April 12, 2006

Dear Mr. Engle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.
2. Please tell us the factors you considered in determining to value this offering at $100,145,000. What factors did you consider when determining that you might need $92,920,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please explain. We may have further comment.
3. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.
4. We note the disclosure throughout your registration statement that the initial liquidation price for shareholders will be $5.05 per share of class B common stock, or 100% of the B unit IPO price of $10.10. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that officers will be able to satisfy their indemnification obligations, as is also disclosed.
5. Please disclose all steps the company has taken to confirm that officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.
6. Further discuss in an appropriate place the company`s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management and/or directors will be able to maintain their positions with the company post-business combination.
7. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
8. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

Registration Statement Cover Page
9. If the company is offering its securities on a delayed or continuous basis pursuant to Rule 415 please check the box on the cover page to so indicate.

Prospectus Cover Page
10. Please include the price per unit at the end of the first paragraph.
11. We note your disclosure, on the cover page and elsewhere that you intend to focus on "middle market" companies with enterprise values between $100 million and $250 million. However, your offering will only result in net proceeds of between $95 and $108 million. Accordingly it would appear that management`s business plan assumes the need to raise additional funding to consummate a business combination. Please address the foregoing comment and, if necessary, revise your disclosure.

Prospectus Summary, page 1
12. Please clarify what you mean by a company with significant real estate or other physical assets.
13. We note your disclosure on page 6 of your prospectus that you view "your business combination procedures in [y]our charter and this prospectus as obligations to [y]our investors and [you] will not propose any amendment to these procedures to [y]our stockholders." Please clarify, in an appropriate section of your document, such as the business section, the meaning of "business combination procedures" and specifically state which provisions are included in the definition and, accordingly, are obligations to investors.

Risk Factors, page 8
14. Please clarify the heading to Risk Factor 2 to indicate, if true, that under no circumstances will the holders of your Series A units be able to participate in a distribution from the trust fund.
15. In the heading to Risk Factor 13 you disclose that your officers and directors may in the future become affiliated with other entities with similar activities or goals which may result in a conflict of interest. (emphasis added). Please clarify whether management has any currently existing fiduciary duties which would create a conflict of interest in determining to which entity a particular business opportunity should be presented. To the extent material, please list those entities in which management currently has fiduciary duties which may create such a conflict.
16. Risk factor 26 addresses the issue of whether your directors would be considered independent under the policies of the North American Securities Administrators Association, Inc. In the text of the risk factor you reference the fact that your directors will beneficially own more than .01% of your common stock; however, your discussion makes no reference of their ownership of warrants. Given the greater "upside" potential associated with the warrant ownership and the fact that a warrant is a security, please explain why the warrants are not also discussed in this risk factor as relevant to the independence determination.

Use of Proceeds, page 17
17. Please add a line in the use of proceeds table indicating the total of the noted offering expenses.










18. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $500,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination." Please explain these expenses in more detail. We also note another line item of $300,000 allocated to due diligence. Please explain why
there are two separate amounts for due diligence.   Please explain
which line item would be allocated to pay officers and/or directors for due diligence. Please clearly indicate whether any of the reimbursements to officers and/or directors will be for their payments to third parties for third parties` performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.
19. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.
20. We note the disclosure on page 18 that "we could in the future find necessary or desirable to use a portion of these funds to make a down payment or fund a `no-shop` provision." Please explain which line item in the use of proceeds table these expenses would be paid from.

Dilution, page 19
21. Please include a footnote discussion explaining the impact of your insider warrant sales on the net tangible book value before the offering. This discussion should include the number of warrants sold, the proceeds associated with the warrants as well as a general statement regarding the future effect of any warrant exercises.
22. Please clarify that your presentation on page 19 presents the most dilutive figures and, also, clarify whether the dilution calculation is significantly different as between the A Units and B
Units. In addition, please justify your combined treatment of these two securities given the different offering price associated with each Unit.

Proposed Business, page 24
23. In your introduction you indicate that you may focus on companies with a "poorly focused business plan" or "unresolved liabilities." If this focus is a primary part of management`s business plan please revise the text of Risk Factor 8 to more clearly focus on the inherent risks of such a plan. Alternatively, please advise us why no revision is necessary.
24. We note your disclosure on page 26 that you will pay
HCFP/Brenner
Securities ("Brenner") a cash fee of $3.5 million for acting as your investment banker for assisting you in structuring a business combination and negotiating its terms. Please clarify Brenner`s responsibilities under this agreement, including whether this fee is designed to compensate Brenner for any activities relating to a future private placement. In addition, please include statements indicating that this is not designed to be underwriting compensation for your current offering and clarifying whether this fee is a reasonable one for the services to be rendered. Finally, please add a discussion of this agreement under your "Use of Proceeds" section, including a discussion of the services which will be provided and a line item in the table reflecting the amount.
25. Much of your discussion in this section, particularly under "Competition," "Lack of Business Diversification" and Limited Ability to Evaluate ..." appears more appropriate to the risk factors section of your document. Please revise your disclosures as appropriate or, alternatively, advise us why your current presentation is more appropriate.
26. Please clarify if management may structure a deal which would not be approved if less than 19% of your Class B shareholders elected to convert their shares.

Management, page 34
27. Please expand on your disclosure, including your risk factor disclosure, to indicate whether management may engage in a business combination with any entity in which they are, or were previously, associated with. This discussion should not be limited to direct associations, but should also include those entities which have substantial business ties to associated entities. By way of illustration only, we note that Mr. Thompson is a Partner at Palisades Advisors, LLC. A substantial business tie might include an entity in which Palisades has, had, or will have, an investment or alternatively, a consulting arrangement with respect to a financing transaction. If your response to the foregoing is in the affirmative, please (1) indicate whether management is currently aware of any such opportunities to engage in a business combination; (2) indicate management`s priority with respect to the consideration of a business combination with an associated entity - that is, will such a combination be considered from the outset, as a last resort, or an as
"opportunities arise" basis; and finally (3) discuss any consideration management has made, including preliminary informal consideration, with respect to the prospect of doing a business combination with an associated entity.
28. Mr. Coyne`s biography refers to his experience with several entities, including, but not limited to, DSC/Purgatory, LLC., Mountain Springs Kirkwood, LLC, Echelon Development Holdings, LLC and
Semele Group, Inc. Please disclose the business activities of these entities.
29. We note your disclosure on page 36 that your officers and directors are required "to present to [y]our company for [y]our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to [you] subject to any pre-existing fiduciary or contractual obligations he may have." Please clarify the meaning and implications of this disclosure. In addition, please clarify, based on your "line of business" those entities to which your management would have pre-existing fiduciary duties which would require the presentation of a corporate opportunity.
30. We note your disclosure on page 36 that you will obtain an opinion from an independent investment banking firm with respect to any business combination with an affiliated entity. Please disclose whether this opinion will be received prior to management`s approval of any business combination.

Certain Transactions, page 38
31. We note your disclosure on page 38 that you issued your common stock for a purchase price of $.01/share and your warrants for a purchase price of $.05/share. Please add disclosure indicating how these sales prices were determined and specifically address why the common stock - which represents an actual ownership interest - is worth less than a warrant.

Description of Securities, page 40
32. We note your disclosure, here and elsewhere, that your officers and directors have complete discretion in voting any Class B shares that they acquire either in this offering or in the open market. This term appears at variance from other, similarly styled offerings.
Please add disclosure, including but not limited to, Risk Factor disclosure, discussing management`s potential to buy shares in the market for the purpose of influencing the vote on a particular transaction (irrespective of whether the transaction is currently known). In addition, your disclosure should provide both how this voting provision varies from Rule 419 and from other blank check offerings.
33. On page 41 you indicate that your underwriting agreement prohibits you from issuing any preferred stock which would participate in the proceeds of the trust fund. Please clarify if this is the only restriction that would prevent you from issuing securities which would participate in the trust fund - that is, do you intend to have an obligation that the trust fund is solely for the benefit of the Class B shareholders?




Underwriting, page 45
34. Please include a statement indicating whether the underwriter`s purchase option on page 47 is deemed underwriter`s compensation by the NASD. If so, please disclose the dollar value associated with the option.
35. On page 49 we note your disclosure that the underwriter is entitled to appoint a non-voting representative to the board of directors for five years - including after the consummation of the business combination. Please explain the purpose of this arrangement to the investor, including a discussion of any risks this might present to the company in structuring a business combination.

Other
36. Please discuss any material pending legal proceedings.  See
Item
103 of Regulation S-K.

Financial Statements

Statement of Stockholders` Equity, F-5
37. Please revise to separately present the October 2005 issuance of warrants for $407,000, the subsequent exchange and cancellation of these warrants and the March 2006 warrant issuance for $70,000 as described in Note 6 - Warrants and Option (F-10).

Notes to Financial Statements

General

38. Please revise your notes to disclose your fiscal year end.

Other Regulatory
39. Please provide a current dated consent of the independent accountants in any amendment.







Part II - Exhibits

Exhibit 1.1
40. Clause 3.10 requires the company to engage the services of a financial public relations firm following the execution of a definitive agreement for a business combination. Please include disclosure of this obligation, as well as any impact this cost might have on your business plan. In addition, please discuss the nature and purpose of this requirement.
41. Clause 3.23.2 requires that the 3.5 million due to Brenner in connection with its merger-related investment banking services be paid directly from the trust. Please revise your disclosure throughout and, in particular, clarify that the funds available in the trust account to consummate a business combination are offset by an existing obligation to pay Brenner.

Exhibit 4.7
42. Clause 5.3 of the Underwriter`s purchase option provides that you will "be liable for any and all incidental, special and consequential damages sustained by the Holder(s) including, but not limited to, the loss of any profits that might have been received by the holder upon the sale [of the securities] underlying this Purchase Option" if you fail to comply with certain registration requirements. Please update the disclosure throughout your document to discuss this potential contingency.
43. Please more fully describe the operation of Clause 10.7 in your disclosures discussing the Underwriter`s purchase option.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director


cc:	Robert Mittman
Fax: 	(212) 885-5000





Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
May 15, 2006
p. 1